UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2023

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September 20, 2023

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

September 20, 2023, at 2:30 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, the Officer of Risks, Integrity and Internal Audit, Ms. Fernanda Teves.

Matters discussed and resolutions:

1.    The members of the Board of Directors were updated on the Integrity Program adopted by the Company, in particular its main milestones and the activities of the open channel.

2.   Considering the resignation of Mr. André Brickmann Areno from his position as a member of the Conduct Committee, the Board members approved the election of Ms. Marina Guimarães Moreira Mascarenhas to occupy said position from this date onwards. The Board members expressed their gratitude and recognition to Mr. Areno for his dedication over the years.

3.    In an executive session of the Board of Directors, the members:

3.1.     Approved, in accordance with the stock-based compensation plan of the Company approved at the Company’s Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023 (“Plan”), on item 4.2 of the Plan:

(i)the Company’s 1st Restricted Share-based Compensation Program (“Program”), which will be filed at the Company's headquarters and stipulates, among other provisions, the institution of the usufruct of the equity rights of all shares, object of the Program in favor of the participants; the vesting period of ten years from this date for the transfer of the ownership of the shares established in usufruct; always in accordance with the provisions of the Plan;

(ii)the list, which is filed at the Company's headquarters, containing the participants designated to participate in the Program and the equivalent number of shares, as indicated by the Company's People Committee, authorizing the execution of the agreements between the Company and each participant of the Program, according to the minutes filed at the Company's headquarters, as well as the granting of usufruct and delivery of shares, under the terms and conditions provided in each agreement.

3.2.             Discussed the results of the evaluation of the Company’s Executive Board, as well as its succession plan.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Jorge Marques de Toledo Camargo – Chairman

Marcos Marinho Lutz – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Fabio Venturelli

Flávia Buarque de Almeida

José Mauricio Pereira Coelho

Peter Paul Lorenço Estermann

Denize Sampaio Bicudo – Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2023

ULTRAPAR HOLDINGS INC.
By:	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September 20, 2023)